EXHIBIT 99.1

FirstService Reports First Quarter Results

Operating highlights:

	Three months ended March 31
	2012	2011

Revenues (millions)	$ 490.1	$ 478.4
Adjusted EBITDA (millions) (note 1)	10.8	22.6
Adjusted EPS (note 2)	(0.10)	0.14

TORONTO, April 24, 2012 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX:FSV) (Nasdaq:FSRV) (TSX:FSV.PR.U) today reported results for its first quarter ended March 31, 2012. All amounts are in US dollars.

Revenues for the first quarter were $490.1 million, a 2% increase relative to the same quarter in the prior year, Adjusted EBITDA (note 1) was $10.8 million, down from $22.6 million and Adjusted EPS (note 2) was a loss of $0.10, versus $0.14 reported in the prior year quarter. GAAP EPS was a loss of $0.55 per share in the quarter, compared to a loss of $0.33 for the same quarter a year ago.

"The seasonally slow first quarter produced mixed results although we remain confident that FirstService as a whole is on track to generate solid revenue, Adjusted EBITDA and Adjusted EPS growth for 2012," said Jay S. Hennick, Founder and Chief Executive Officer of FirstService. "Revenues at Colliers International were up nicely overall, with very strong growth in the US as we began to realize the benefits of our investments in recruiting and corporate solutions over the past 18 months. FirstService Residential contributed strong revenue and earnings growth, while continuing to advance its position as North America's largest residential property manager. Finally, although our FS Brands franchise operations achieved solid results for their seasonally slow first quarter, revenues and Adjusted EBITDA in Property Services declined significantly as volumes in our Field Asset Services distressed asset management operations came in below prior year levels, but generally in line with overall market reductions in foreclosure repossessions," he concluded.

About FirstService Corporation

FirstService Corporation is a global leader in the rapidly growing real estate services sector, providing a variety of services in commercial real estate, residential property management and property services. As one of the largest property managers in the world, FirstService manages more than 2.3 billion square feet of residential and commercial properties through its three industry-leading service platforms: Colliers International, one of the largest global players in commercial real estate; FirstService Residential Management, the largest manager of residential communities in North America; and Property Services, including Field Asset Services, one of America's largest property preservation and distressed asset management companies and FS Brands, one of North America's largest providers of property services through franchise networks.

FirstService generates over US$2.3 billion in annual revenues and has more than 23,000 employees worldwide. More information about FirstService is available at www.firstservice.com.

Segmented Quarterly Results

Commercial Real Estate Services revenues totalled $213.3 million for the first quarter, up 9% relative to the prior year quarter. Revenue growth was comprised of 7% internal growth measured in local currencies, a 1% favourable impact from foreign currency translation and 1% growth from recent acquisitions. Internal growth was primarily attributable to strong revenue growth in the Americas region, particularly in the US. Adjusted EBITDA for this seasonally weak quarter was a loss of $2.0 million, versus a profit of $2.6 million reported in the prior year quarter and was negatively impacted by: (i) revenue mix that included a higher proportion of low margin revenues in certain operations relative to the prior year period; and (ii) expenses incurred in connection with the opening of new offices and service line extensions, particularly in the Asia Pacific region. Based upon current economic conditions and activity levels, Commercial Real Estate Services is expected to enjoy healthy growth in both revenues and Adjusted EBITDA for the full year in 2012.

Residential Property Management revenues were $191.9 million for the first quarter, up 14% relative to the prior year quarter. Revenue growth was comprised of 7% internal growth primarily due to new property management contract wins and additional revenues generated from existing customers, and 7% from acquisitions completed within the past year. Adjusted EBITDA for the quarter was $12.2 million, versus $11.5 million in the prior year period.

Property Services revenues totalled $84.8 million, down 26% from $114.5 million in the prior year period, attributable to a significant decline in volumes of distressed assets under management at Field Asset Services. Adjusted EBITDA for the quarter was $2.9 million, versus $11.3 million in the prior year quarter, and was impacted by the reduction in volumes at Field Asset Services compounded by increased client service requirements without corresponding increases to pricing, in a highly competitive environment. While the backlog of properties in distress remains at near-record levels, assuming no change in the regulatory environment, foreclosure repossessions are expected to remain at current levels for the balance of the year.

Corporate costs were $3.2 million in the first quarter, down from $3.7 million in the prior year period.

Stock Repurchases

During the period from February 27, 2012 to March 13, 2012, the Company repurchased 200,000 Subordinate Voting Shares on the open market under its Normal Course Issuer Bid ("NCIB") at an average price of $31.55 per share. All shares purchased under the NCIB were cancelled. The Company is authorized to repurchase up to an additional 2,204,000 Subordinate Voting Shares and 247,860 Preferred Shares under its NCIB, which expires on June 6, 2012.

Conference Call

FirstService will be holding a conference call on Tuesday, April 24, 2012 at 11:00 a.m. Eastern Daylight Time to discuss results for the first quarter. The call will be simultaneously web cast and can be accessed live or after the call at www.firstservice.com in the "Investors / Newsroom" section.

Forward-looking Statements

This press release includes or may include forward-looking statements. Forward-looking statements include the Company's financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for the Company's services and the cost of providing services; (ii) the ability of the Company to implement its business strategy, including the Company's ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in the Company's filings with applicable Canadian and United States securities regulatory authorities (which factors are adopted herein).

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's quarterly financial statements and MD&A to be made available on SEDAR at www.sedar.com.

Notes

1. Reconciliation of net earnings (loss) to Adjusted EBITDA:

Adjusted EBITDA is defined as net earnings (loss), adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; and (vi) stock-based compensation expense. The Company uses Adjusted EBITDA to evaluate its own operating performance, its ability to service debt, and as an integral part of its planning and reporting systems. Additionally, this measure is used in conjunction with discounted cash flow models to determine the Company's overall enterprise valuation and to evaluate acquisition targets. Adjusted EBITDA is presented as a supplemental measure because the Company believes such a measure is useful to investors as a reasonable indicator of operating performance, due to the low capital intensity of the Company's service operations. The Company believes this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. The Company's method of calculating Adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings (loss) to Adjusted EBITDA appears below.

(in thousands of US dollars)	Three months ended March 31
	2012	2011

Net earnings (loss)	$ (10,837)	$ (1,290)
Income tax	(2,706)	4,455
Other (income) expense	(163)	1,077
Interest expense, net	4,507	4,381
Operating earnings	(9,199)	8,623
Depreciation and amortization	12,469	12,070
Acquisition-related items	6,553	872
Stock-based compensation expense	1,008	1,066
Adjusted EBITDA	$ 10,831	$ 22,631

2. Reconciliation of net earnings (loss) and diluted net earnings (loss) per common share to adjusted net earnings (loss) and adjusted earnings (loss) per common share:

Adjusted earnings (loss) per share is defined as diluted net earnings (loss) per common share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization expense related to intangible assets recognized in connection with acquisitions; (iv) stock-based compensation expense; and (v) deferred income tax valuation allowances related to tax loss carry-forwards. The Company believes this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted earnings per share is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per common share, as determined in accordance with GAAP. The Company's method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings (loss) attributable to common shareholders to adjusted net earnings (loss) and of diluted net earnings (loss) per common share to adjusted earnings (loss) per common share appears below.

(in thousands of US dollars)	Three months ended March 31
	2012	2011

Net earnings (loss) attributable to common shareholders	$ (16,407)	$ (9,877)
Non-controlling interest redemption increment	3,633	5,816
Acquisition-related items	6,553	872
Amortization of intangible assets	4,798	4,934
Stock-based compensation expense	1,008	1,066
Income tax on adjustments	(2,093)	(2,112)
Deferred income tax valuation allowance	--	4,274
Non-controlling interest on adjustments	(524)	(544)
Adjusted net earnings (loss)	$ (3,032)	$ 4,429

(in US dollars)	Three months ended March 31
	2012	2011

Net earnings (loss) per common share	$ (0.55)	$ (0.33)
Non-controlling interest redemption increment	0.12	0.19
Acquisition-related items	0.21	0.03
Amortization of intangible assets, net of tax	0.10	0.10
Stock-based compensation expense, net of tax	0.02	0.02
Deferred income tax valuation allowance	--	0.13
Adjusted earnings (loss) per common share	$ (0.10)	$ 0.14

FIRSTSERVICE CORPORATION
Condensed Consolidated Statements of Earnings (Loss)
(in thousands of US dollars, except per share amounts)

	Three months ended March 31
(unaudited)	2012	2011

Revenues	$ 490,056	$ 478,382

Cost of revenues	331,145	307,814
Selling, general and administrative expenses	149,088	149,003
Depreciation	7,671	7,136
Amortization of intangible assets	4,798	4,934
Acquisition-related items (1)	6,553	872
Operating earnings (loss)	(9,199)	8,623
Interest expense, net	4,507	4,381
Other (income) expense	(163)	1,077
Earnings (loss) before income tax	(13,543)	3,165
Income tax (2)	(2,706)	4,455
Net loss	(10,837)	(1,290)
Non-controlling interest share of earnings	(523)	246
Non-controlling interest redemption increment	3,633	5,816
Net loss attributable to Company	(13,947)	(7,352)
Preferred share dividends	2,460	2,525
Net loss attributable to common shareholders	$ (16,407)	$ (9,877)

Net loss per common share
Basic	$ (0.55)	$ (0.33)
Diluted	$ (0.55)	$ (0.33)

Adjusted earnings (loss) per common share (3)	$ (0.10)	$ 0.14

Weighted average common shares (thousands)
Basic	29,983	30,275
Diluted	30,384	30,758

Notes to Condensed Consolidated Statements of Earnings (Loss)
(1) Acquisition-related items include contingent acquisition consideration fair value adjustments, contingent acquisition consideration-related compensation expense, transaction costs related to the Colliers International UK acquisition in the amount of $2,075 and a reclassification of accumulated other comprehensive earnings related to Colliers International UK in the amount of $2,553.
(2) Income tax expense for the three months ended March 31, 2011 includes a $4,274 valuation allowance related to deferred income tax assets.
(3) See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of US dollars)

(unaudited)	March 31, 2012	December 31, 2011

Assets
Cash and cash equivalents	$ 67,997	$ 97,799
Restricted cash	3,609	4,493
Accounts receivable	275,723	286,019
Prepaid and other current assets	63,762	45,366
Deferred income tax	16,514	16,527
Current assets	427,605	450,204
Other non-current assets	21,169	17,028
Fixed assets	93,857	94,150
Deferred income tax	94,302	87,940
Goodwill and intangible assets	587,473	584,396
Total assets	$ 1,224,406	$ 1,233,718

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$ 300,707	$ 354,220
Other current liabilities	23,762	23,657
Long-term debt - current	36,843	216,373
Current liabilities	361,312	594,250
Long-term debt - non-current	335,506	100,042
Convertible unsecured subordinated debentures	77,000	77,000
Other liabilities	37,532	39,243
Deferred income tax	38,123	38,160
Non-controlling interests	139,195	141,404
Shareholders' equity	235,738	243,619
Total liabilities and equity	$ 1,224,406	$ 1,233,718

Supplemental balance sheet information
Total debt	$ 449,349	$ 393,415
Total debt excluding convertible debentures	372,349	316,415
Total debt, net of cash	381,352	295,616
Total debt excluding convertible debentures, net of cash	304,352	218,616

Consolidated Statements of Cash Flows
(in thousands of US dollars)

	Three months ended March 31
(unaudited)	2012	2011

Cash provided by (used in)

Operating activities
Net loss	$ (10,837)	$ (1,290)
Items not affecting cash:
Depreciation and amortization	12,469	12,070
Deferred income tax	(7,197)	(766)
Other	992	2,990

Changes in operating assets and liabilities	(49,732)	(62,156)
Net cash used in operating activities	(54,305)	(49,152)

Investing activities
Acquisition of businesses, net of cash acquired	(12,651)	(1,184)
Purchases of fixed assets	(6,870)	(5,344)
Other investing activities	(128)	(504)
Net cash used in investing activities	(19,649)	(7,032)

Financing activities
Increase in long-term debt, net	55,934	57,945
Purchases of non-controlling interests	--	(1,438)
Dividends paid to preferred shareholders	(2,460)	(2,525)
Other financing activities	(11,047)	(14,143)
Net cash provided by financing activities	42,427	39,839

Effect of exchange rate changes on cash	1,725	1,312

Decrease in cash and cash equivalents	(29,802)	(15,033)

Cash and cash equivalents, beginning of period	97,799	100,359

Cash and cash equivalents, end of period	$ 67,997	$ 85,326

Segmented Revenues, Adjusted EBITDA and Operating Earnings (Loss)
(in thousands of US dollars)

(unaudited)	Commercial Real Estate Services	Residential Property Management	Property Services	Corporate	Consolidated

Three months ended March 31

2012
Revenues	$ 213,270	$ 191,889	$ 84,846	$ 51	$ 490,056
Adjusted EBITDA	(1,968)	12,158	2,874	(3,241)	9,823
Stock-based compensation					1,008
					10,831
Operating earnings (loss)	(14,369)	8,068	604	(3,502)	(9,199)

2011
Revenues	$ 195,599	$ 168,234	$ 114,509	$ 40	$ 478,382
Adjusted EBITDA	2,573	11,454	11,259	(3,721)	21,565
Stock-based compensation					1,066
					22,631

Operating earnings (loss)	(3,368)	6,797	8,981	(3,787)	8,623
CONTACT: Jay S. Hennick
         Founder & CEO

         D. Scott Patterson
         President & COO

         John B. Friedrichsen
         Senior Vice President & CFO

         (416) 960-9500